Exhibit 1.1

Press Release

WISeKey Releases CEO Letter to Shareholders

Geneva – December 18, 2019 - WISeKey International Holding Ltd ("WISeKey", SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, today released a letter to shareholders from Carlos Moreira, WISeKey's Founder and CEO.

Dear Shareholders:

We listed our American Depositary Shares (ADRs) on Nasdaq on December 4, 2019 under the symbol “WKEY.”

It has come to our attention that third party vendors and the Nasdaq website have been reporting the historic and current trading price of our ADRs as $0.1 cents per share.  We have alerted Nasdaq representatives about this issue and the confusion this may have created in the market.  In order to avoid market confusion, Nasdaq has temporarily removed the WISeKey ADR price quotation reporting from its website and has assured us that Nasdaq ADRs continue to be eligible for trading on Nasdaq.

We at WISeKey remain fully dedicated to building long-term value for our shareholders and very much appreciate your continued support.

Respectfully,
Carlos Moreira
Founder and CEO
WISeKey International Holdings

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.